November 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Division of Corporate Finance
Office of Life Sciences

Re:	Rafael Holdings, Inc.

Registration Statement on Form S-4

Filed on October 9, 2024

File No. 333-282558

Dear Ms. Mariner:

Rafael Holdings, Inc., a Delaware corporation (“Rafael” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-4 filed October 9, 2024 (as amended, the “Registration Statement”).

We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to Rafael dated November 5, 2024. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed October 9, 2024. References to page numbers in our responses are to page numbers in the amended Registration Statement or the Joint Proxy Statement/Prospectus (the “Prospectus”) that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

November 21, 2024

Form S-4 filed October 9, 2024 General

1. Please revise both letters to stockholders at the start of the joint proxy statement/prospectus to provide the following information:

●	Where you state that the Exchange Ratio values each share of Cyclo Common Stock at $0.95, please also state that this represented an approximately 75% discount to the trading price of Cyclo shares on August 21, 2024, the day the companies entered into the Merger Agreement.

●	Disclose the estimated valuation of Cyclo based on the Exchange Ratio.

●	State that the Exchange Ratio was initially estimated to be 0.3112 shares of Rafael Class B Common Stock for each share of Cyclo Common Stock, as you have on pages 75, 106 and 126.

●	Clarify that post-merger Cyclo stockholders will own approximately 21% of the outstanding Rafael Common Stock but only hold 2.5% of the voting power because each share of Rafael Class B Common Stock is entitled to only one-tenth (1/10) of a vote per share.

Please also revise the Q&A entitled “What will Cyclo stockholders receive as consideration in the Merger?” on page iii to include the same.

Response: We have revised both letters to stockholders and the Q&A entitled “What will Cyclo stockholders receive as consideration in the Merger?” on page iii accordingly to include the disclosures requested by the Staff.

Questions and Answers About the Transaction and the Special Meetings, page ii

2. Please include a Q&A addressing the conflicts of interest presented by Rafael’s substantial ownership of Cyclo prior to entering into the Merger Agreement and its representation on the Cyclo board of directors. Please also summarize your disclosure regarding interests of certain persons in the transaction, included in both the Summary and starting on page 70.

Response: We have added a Q&A entitled “What Interests May Certain Persons be Deemed to Have in the Merger” on page vi of the Prospectus summarizing the disclosure regarding interests of certain persons in the transaction.

3. Please include a Q&A regarding how the companies will operate post-merger. In this regard, we note your disclosure elsewhere that you plan to operate both businesses independently following the completion of the merger, with Cyclo’s business being held in the Surviving Entity as a wholly owned subsidiary of Rafael, but that Rafael intends to focus its efforts on Trappsol Cyclo as its lead clinical program.

Response: We have added a Q&A entitled “How will the companies operate post-merger” on page vii of the Prospectus to disclose how the Surviving Entity and Rafael will operate post-Merger.

Securities and Exchange Commission

November 21, 2024

4. Please clarify, where appropriate, the total percentage of voting shares of each of Rafael and Cyclo covered by binding commitments to support the Merger so that minority investors clearly understand the committed vote compared to the vote required for approval.

Response: We have included the requested clarifications on pages 8 and 92 of the Prospectus.

5. We note you include a risk factor at page 9 disclosing that the tax treatment of the transaction is complex, and that further discussion of tax consequences is provided at page 107. Please also include a Q&A briefly discussing the tax consequences to Cyclo stockholders, if any.

Response: We have added a Q&A entitled “What are the expected federal income tax consequences to Cyclo stockholders?” on page iv of the Prospectus to briefly discuss the tax consequences to Cyclo stockholders.

Who will serve as the management of Rafael and the Surviving Entity following the Transactions?, page vi

6. We note that you have not filed Schedule 3 to the Merger Agreement, which contains a listing of the directors and officers of the First Surviving Corporation and the Surviving Entity post-merger. Please either file Schedule 3 with your next amendment or replace your references to Schedule 3 throughout the filing to include the list of named individuals.

Response: We have included the names of the directors and officers of the surviving entity following the transaction on pages vi, 80 and 88 of the Prospectus.

Cyclo Therapeutics, Inc., page 1

7. Please revise your disclosure regarding Cyclo’s business, both here and incorporated by reference from Cyclo’s Form 10-K, to remove or revise all statements implying safety or efficacy, as the company’s product candidates have not yet received regulatory approval. Examples of such statements include, but are not limited to, the following:

●	“...to date, our clinical studies have preliminarily demonstrated that Trappsol Cyclo is safe and efficacious in the treatment of NPC over a range of dose groups.”

●	“Preliminary data from Cyclo’s completed clinical studies suggest that Trappsol Cyclo clears toxic deposits of cholesterol and other lipids from cells, has a consistent pharmacokinetic profile peripherally, and crosses the blood-brain- barrier in individuals suffering from NPC, and results in neurological and neurocognitive benefits and other clinical improvements in NPC patients.”

Securities and Exchange Commission

November 21, 2024

●	“The patient also exhibited signs of improvement with less volatility and shorter latency in word-finding.”

●	“Initial patient enrollment in the U.S. Phase I study commenced in September 2017, and in May 2020 Cyclo announced Top Line data showing a favorable safety and tolerability profile for Trappsol Cyclo in this study.”

●	“Cyclo announced via press release the publication of positive data from its Phase 1 clinical trial, which demonstrated promising safety and efficacy results for Trappsol Cyclo in the treatment of NPC.”

●	“On June 29, 2023, Cyclo announced the publication of positive, confirmatory data from its Phase I/II clinical trial, which demonstrated promising safety and efficacy results for Trappsol Cyclo in the treatment of NPC.”

Safety and efficacy conclusions are within the sole authority of the FDA or equivalent foreign regulators. Please remove or revise these statements to instead present the objective data observed in your clinical trials.

Response: All references to outcome measures around safety and efficacy have been removed from the Prospectus and, where appropriate, have been replaced with the words “well tolerated.” Disclosure with respect to the preliminary data has also been removed.

8. We note that Cyclo announced top line data in May 2020 from a Phase I study in the U.S. We also note that Cyclo completed a Phase I/II study in the United Kingdom, Sweden and Israel under the purview of the EMA, and that in October 2020 the company was notified by the FDA that it could proceed with a proposed Phase III clinical trial in the U.S. Please revise your disclosure to clarify whether Cyclo conducted a Phase II study in the U.S. or whether it relied on data obtained from its Phase I/II trial abroad to support the commencement of the Phase III trial. In the event Cyclo did conduct a Phase II trial in the U.S., please revise the disclosure in relation to clinical studies to include information regarding the trial, including but not limited to the number of participants, demographic information, and the resulting data including endpoints and p-values.

Response: Cyclo did not conduct a Phase II trial in the U.S. and instead relied, with the consent of the FDA, on the data obtained from its Phase I/II trial outside the U.S. to support the commencement of its Phase III trial in the U.S. The disclosure in the Prospectus on pages 2 and 31 has been revised to include this information.

Prospectus Summary Information about the Companies Rafael Holdings, Inc., page 1

9. We note your mention of a license agreement with Farber Partners, LLC on page 1 and elsewhere. Please disclose the material terms of this agreement and file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or provide an analysis supporting your determination that the agreement is not material.

Response: The license agreement with Farber Partners, LLC is not material to Rafael. The licensed property consists of patents and related know-how in early-stage research and there are no current commercial applications for the intellectual property. No revenue has been generated and Rafael is not able at this time, to project the potential for generating revenue, or the magnitude of any such revenue. Rafael has no future funding obligations related to the license or the licensed property.

Securities and Exchange Commission

November 21, 2024

Risk Factors

The NYSE may not list the shares of Rafael Class B Common Stock..., page 12

10. We note the above entitled risk factor and your disclosure that Cyclo has the option to waive the listing condition under the Merger Agreement. Please provide your analysis of the application of Rule 13e-3 to the transaction in the event the Rafael Class B Common Stock received by Cyclo stockholders is not listed on a national securities exchange. See Rule 13e-3(g)(2)(iii) of the Exchange Act.

Response: Rafael and Cyclo do not intend to close the transaction unless the shares of Rafael’s Class B Common Stock received by the Cyclo stockholders are listed on the NYSE. In the event such shares are not listed and we proceed to close the transaction, Rafael will comply with the requirements of Rule 13e-3 and we have included disclosure to such effect on page 13 of the Prospectus.

A small number of our customers account for a substantial portion of our revenue..., page 26

11. Please disclose the names of the two major customers that accounted for 72% of Cyclo’s revenue in 2023.

Response: The disclosure on page 26 of the Prospectus has been amended to provide the names of the two major customers that accounted for 72% of Cyclo’s revenues in 2023.

We are dependent on certain third-party suppliers, page 26

12. We note your disclosure that Cyclo purchases substantially all of its Trappsol products from bulk manufacturers and distributors in the U.S., Japan, China, and Europe. Please revise your disclosure, to the extent applicable, to discuss the potential impact of the BIOSECURE Act on Cyclo’s operations.

Response: Cyclo will not be impacted by the BIOSECURE Act as it does not receive federal funds, is not involved in the targeted industry and does not sell to any of the five companies on the tentative blacklist. Therefore, no additional disclosure has been added to the Prospectus.

Our failure to meet the continued listing requirements of the Nasdaq Capital Market..., page 27

13. Please revise this risk factor discussion to disclose that Cyclo has until April 2, 2025, to regain compliance with the Nasdaq Listing Rules.

Response: The risk factor disclosure has been updated on page 27 of the Prospectus to address this comment.

Securities and Exchange Commission

November 21, 2024

Information About the Companies Rafael Holdings, Inc., page 29

14. Please provide a legal analysis of whether Rafael meets the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940 (the “1940 Act”). Please include in your analysis all relevant calculations under Section 3(a)(1)(C) on an unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. Additionally, if Rafael meets the definition of “investment company” under Section 3(a) of the 1940 Act but relies or intends to rely on an exclusion therefrom or a relevant exemption, please provide a legal analysis supporting such reliance.

Response:

Legal Background. Section 3(a)(1) of the 1940 Act defines an “investment company” in three ways, as an issuer which: (1) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (an “intentional investment company” and such definition the “intentional investment company definition”); (2) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding (a “face-amount certificate company” and such definition the “face-amount certificate company definition”); and (3) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (an “inadvertent investment company” and such definition the “inadvertent investment company definition”).

Rafael’s Business. As stated in its annual report filed on Form 10-K on November 7, 2024 (the “10-K”), Rafael is a company with interests in clinical and early-stage pharmaceutical companies, including an investment in (and planned merger with) Cyclo Therapeutics Inc. (“Cyclo”), a clinical stage biotechnology company dedicated to developing Trappsol® Cyclo™, which is being evaluated in clinical trials for the potential treatment of Niemann-Pick Disease Type C1, a 95% interest in LipoMedix Pharmaceuticals Ltd (“LipoMedix”), a clinical stage pharmaceutical company, a 100% interest in Barer Institute Inc. (“Barer”), a wholly-owned preclinical cancer metabolism research operation, and a majority interest in Cornerstone Pharmaceuticals, Inc. (“Cornerstone”), formerly known as Rafael Pharmaceuticals Inc., a cancer metabolism-based therapeutics company. As also noted in the 10-K, Rafael also holds a majority interest in Rafael Medical Devices, LLC (“Rafael Medical Devices”), an orthopedic-focused medical device company developing instruments to advance minimally invasive surgeries, and a majority interest in Day Three Labs, Inc. (“Day Three”), a company which empowers third-party manufacturers to reimagine their existing cannabis offerings enabling them to bring to market better, cleaner, more precise and predictable versions by utilizing Day Three’s pharmaceutical-grade technology and innovation. Finally, historically Rafael has owned and continues to own real estate assets through wholly- and majority-owned subsidiaries.

Securities and Exchange Commission

November 21, 2024

Preliminary Statement on the “Investment Company” Definition. As demonstrated by its activities, those of its directors and officers, and its public statements (including, without limitation, its historic filings with the SEC), Rafael, directly and through its subsidiaries, conducts an operating business and expressly is not an intentional investment company as it does not hold and has not held itself out to the public as being engaged primarily or proposing to engage primarily in the business of investing, reinvesting, or trading in securities, and does not meet the intentional investment company test. Further, Rafael is not a face-amount certificate company as it has not issued, does not propose to engage in the business of issuing, and does not have outstanding any face-amount certificates of the installment type, and does not meet the face-amount certificate company test. Finally, as discussed herein, based on the assets of Rafael as they exist as of the date of this letter, Rafael is not an inadvertent investment company as it does not meet the inadvertent investment company definition for the reasons discussed below.

Among other things, the 10-K includes Rafael’s consolidated balance sheet for its fiscal year ended July 31, 2024, which are the most recent available financial statements of Rafael and its subsidiaries.1 Although the July 31, 2024 consolidated balance sheet accurately reflect the consolidated assets of Rafael and its consolidated subsidiaries as of such date, they do not provide an accurate picture of Rafael’s status under the inadvertent investment company definition as of the date of this letter for two primary reasons. First, the July 31, 2024 consolidated balance sheet does not ascribe any value to Cornerstone’s research and development asset associated with its lead development candidate CPI-613® (devimistat) that was acquired by Rafael as a function of the consolidation process following the March 2024 restructuring, acquisition, and refinancing of Cornerstone. This is due to the acquisition of Cornerstone being accounted for as an asset acquisition of a variable interest entity (“VIE”) that did not meet the definition of a business, as more than 90% of the value of Cornerstone’s assets was concentrated in one, single asset (the in-process research and development asset associated with its lead development candidate CPI-613® or devimistat). This resulted in the recording of an in-process research and development expense (rather than capitalization of an in-process research and development asset as the in-process research and development asset did not have an alternative use in accordance with US GAAP) of approximately $89,861,000 at the acquisition date of March 13, 2024. Second, Rafael no longer holds available-for-sale securities as it did at the time of the July 31, 2024 consolidated balance sheets.

Analysis of the Inadvertent Investment Company Definition. As noted above, in order to not be an “investment company” under the inadvertent investment company definition, an issuer needs to neither own nor propose to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets, excluding Government securities and cash items, on an unconsolidated basis (we refer herein to this test as the “40% test”). For these purposes, “investment securities” include all securities except (1) Government securities,2 (2) securities issued by employees’ securities companies, and (3) securities issued by majority-owned subsidiaries3 of the owner which (a) are not investment companies and (b) are not relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. As noted in the 10-K and above, Rafael’s business operations consist primarily of the activities conducted by Cyclo, LipoMedix, Barer, Cornerstone, Rafael Medical Devices, and Day Three, as well as its real estate holdings (collectively referred to as the “Operating Subsidiaries” and each an “Operating Subsidiary”).4

[1]	Please note that Rafael’s financial statements, including both consolidated and unconsolidated balance sheets, for the fiscal quarter ended October 31, 2024 are in process but have not been finalized as of the date of this letter. Unless otherwise noted, the asset values used in this response are as of July 31, 2024.
[2]	As defined in Section 2(a)(16) of the 1940 Act.
[3]	As defined in Section 2(a)(24) of the 1940 Act.
[4]	For the purposes of this analysis, the percentages listed with respect to the Operating Subsidiaries reflect the equity ownership as well as the percentage of voting securities, as defined in Section 2(a)(42) of the 1940 Act, issued and outstanding of such Operating Subsidiary owned by Rafael as of the date hereof. Further, although certain of these Operating Subsidiaries contribute no or minimal asset value to the unconsolidated balance sheet of Rafael, given their position in Rafael’s current and/or historic operations and prominence in the 10-K, each is discussed herein. The following analysis, however, excludes discussion of certain subsidiaries that contribute no or immaterial amounts to the unconsolidated balance sheet of Rafael.

Securities and Exchange Commission

November 21, 2024

Cyclo. As of the date hereof, it is Rafael’s understanding that Cyclo does not meet the definition of an “investment company” under the 1940 Act, as we understand that it owns no securities at present (and certainly does not own investment securities in excess of 40% of the value of its total assets (excluding Government securities and cash items) on an unconsolidated basis), does not intend to invest or hold itself out as being in the business of investing in securities (whether investment securities or otherwise), and has not issued, has no plans to issue, and does not have outstanding any face-amount certificates of the installment type. As such, it does not meet any of the intentional investment company definition, the face-amount certificate company definition, or the inadvertent investment company definition and is not relying on the Section 3(c)(1) or Section 3(c)(7) exemptions. However, as of the date hereof, Rafael owns approximately 31% of Cyclo, and does not own 50% or more of the voting securities issued and outstanding of Cyclo as of the date hereof. As such, Rafael treats its interests in Cyclo as “investment securities” for the purposes of the 40% test under the inadvertent investment company definition. Such investments consist of $12,009,630 of equity and $5,192,000 of notes receivable, for a cumulative value of $17,201,630.

LipoMedix. As of the date hereof, LipoMedix, 95% owned by Rafael, does not meet the definition of an “investment company” under the 1940 Act, as it owns no securities at present, does not intend to invest or hold itself out as being in the business of investing in securities (whether investment securities or otherwise), and has not issued, has no plans to issue, and does not have outstanding any face-amount certificates of the installment type. As such, it does not meet any of the intentional investment company definition, the face-amount certificate company definition, or the inadvertent investment company definition and is not relying on the Section 3(c)(1) or Section 3(c)(7) exemptions. Specifically, LipoMedix’ current assets consist of property and equipment ($213), prepaid expenses and other current assets ($35,353), in-process research and development ($1,575,385), accounts receivable ($1,120), and cash and cash equivalents ($42,458). After making adjustments for liabilities associated with intercompany loans and adjustments related to owning less than all of the equity of LipoMedix, the present value of Rafael’s investment in LipoMedix as of the date hereof is -$1,688,067.5

[5]	Although LipoMedix has positive total assets when comparing its total assets to total liabilities, due to the treatment of certain additional paid in capital on its unconsolidated trial balance sheet, the result is negative total shareholder equity. Despite the positive total asset value, Rafael has elected to treat the investment in LipoMedix as having a negative value for the purposes of this analysis and with the intent of being conservative in performing the 40% test. Given that LipoMedix passes the 40% test, is a majority-owned subsidiary of Rafael, and thus represents a “good” asset for Rafael’s 40% test, if Rafael treated LipoMedix’ value as its net asset value (without deduction for the additional paid-in-capital), Rafael would be in further compliance with the 40% test than expressed below.

Securities and Exchange Commission

November 21, 2024

Barer. Barer is a 100%-owned subsidiary of Rafael, which in turn owns a 92.5% interest in Farber Partners, LLC (“Farber”). Neither Farber nor Barer have any assets other than cash and cash equivalents ($102,814 and $121, respectively) and, in the case of Barer, its interest in Farber. Further, other than Barer’s interest in Farber, neither entity owns any securities and expressly owns no investment securities. As such, as of the date hereof, Farber does not meet the definition of an “investment company” under the 1940 Act, as it owns no securities at present, does not intend to invest or hold itself out as being in the business of investing in securities (whether investment securities or otherwise), and has not issued, has no plans to issue, and does not have outstanding any face-amount certificates of the installment type. As such, it does not meet any of the intentional investment company definition, the face-amount certificate company definition, or the inadvertent investment company definition and is not relying on the Section 3(c)(1) or Section 3(c)(7) exemptions. Further, since Barer’s sole assets are cash and cash equivalents and its investment in Farber, as of the date hereof, Barer does not meet the definition of an “investment company” under the 1940 Act, as it owns no securities other than those issued by Farber at present, does not intend to invest or hold itself out as being in the business of investing in securities (whether investment securities or otherwise), and has not issued, has no plans to issue, and does not have outstanding any face-amount certificates of the installment type. As such, it does not meet any of the intentional investment company definition, the face-amount certificate company definition, or the inadvertent investment company definition and is not relying on the Section 3(c)(1) or Section 3(c)(7) exemptions. However, given the limited assets of each of these entities and after accounting for liabilities associated with intercompany loans, the present value of Rafael’s investment in Barer as of the date hereof is $0.

Cornerstone. As of the date hereof, Cornerstone does not meet the definition of an “investment company” under the 1940 Act, as it owns de minimis securities at present (and certainly does not own investment securities in excess of 40% of the value of its total assets (excluding Government securities and cash items) on an unconsolidated basis), does not intend to invest or hold itself out as being in the business of investing in securities (whether investment securities or otherwise), and has not issued, has no plans to issue, and does not have outstanding any face-amount certificates of the installment type. As such, it does not meet any of the intentional investment company definition, the face-amount certificate company definition, or the inadvertent investment company definition and is not relying on the Section 3(c)(1) or Section 3(c)(7) exemptions. Specifically, Cornerstone’s current assets consist of property and equipment ($17,041), prepaid expenses and other current assets ($117,646), other assets that are not and do not consist of securities ($34,495), a research and development asset related to Cornerstone’s lead development candidate CPI-613® (devimistat) ($89,861,000),6 and cash and cash equivalents ($1,060,487). After making adjustments for liabilities associated with intercompany loans and adjustments related to owning less than all of the equity of Cornerstone, the present value of Rafael’s investment in Cornerstone as of the date hereof is $55,016,514.

[6]	Such assets were last fair valued as of the date on which Cornerstone was acquired, March 13, 2024, and Rafael continues to treat them as having the same value as of that date.

Securities and Exchange Commission

November 21, 2024

Rafael Medical Devices. As of the date hereof, Rafael Medical Devices does not meet the definition of an “investment company” under the 1940 Act, as it owns no securities at present, does not intend to invest or hold itself out as being in the business of investing in securities (whether investment securities or otherwise), and has not issued, has no plans to issue, and does not have outstanding any face-amount certificates of the installment type. As such, it does not meet any of the intentional investment company definition, the face-amount certificate company definition, or the inadvertent investment company definition and is not relying on the Section 3(c)(1) or Section 3(c)(7) exemptions. Specifically, Rafael Medical Devices’ current assets consist of prepaid expenses and other current assets ($46,562) and cash and cash equivalents ($99,400). After making adjustments for liabilities associated with intercompany loans and adjustments related to owning less than all of the equity of Rafael Medical Devices, the present value of Rafael’s investment in Rafael Medical Devices as of the date hereof is $0.

Day Three. As of the date hereof, Day Three does not meet the definition of an “investment company” under the 1940 Act, as it does not intend to invest or hold itself out as being in the business of investing in securities (whether investment securities or otherwise), passes the 40% test, and has not issued, has no plans to issue, and does not have outstanding any face-amount certificates of the installment type. As such, it does not meet any of the intentional investment company definition, the face-amount certificate company definition, or the inadvertent investment company definition and is not relying on the Section 3(c)(1) or Section 3(c)(7) exemptions. Specifically, Day Three’s current assets consist of a third-party convertible note receivable ($1,146,000), property and equipment ($478,825), prepaid expenses and other current assets ($17,593), other assets that are not investment securities (-$3,141,741), deferred income tax liabilities (-$545,000), intangible assets that are not investment securities ($1,847,031), goodwill ($3,595,410), accounts receivable ($84,595), and cash and cash equivalents ($209,008). After making adjustments for liabilities associated with intercompany loans and adjustments related to owning less than all of the equity of Day Three, the present value of Rafael’s investment in Day Three as of the date hereof is -$976,766.7

[7]	Please see footnote 5 with respect to the value of Rafael’s investment in LipoMedix – the same situation is present with respect to Day Three.

Securities and Exchange Commission

November 21, 2024

Real Estate Holdings. Rafael has real estate holdings that are held through a 100%-owned subsidiary, Rafael Holdings Realty, Inc. (“Rafael Holdings Realty”) which in turn holds real estate through two 100%-owned subsidiaries, IDT R.E. Holdings Ltd. and Broad-Atlantic Associates, LLC (“IDT RE Holdings” and “Broad-Atlantic Associates” respectively). As of the date hereof, none of these entities meet the definition of an “investment company” under the 1940 Act, as none own any securities at present, none intend to invest or hold themselves out as being in the business of investing in securities (whether investment securities or otherwise), and none have issued, none have any plans to issue, and none has outstanding any face-amount certificates of the installment type. As such, none of these entities meet any of the intentional investment company definition, the face-amount certificate company definition, or the inadvertent investment company definition and none is relying on the Section 3(c)(1) or Section 3(c)(7) exemptions. Specifically, (1) IDT RE Holdings’ current assets consist of property and equipment ($4,869,076),8 prepaid expenses and other current assets ($146,668), deferred income tax liabilities (-$72,932), accounts receivable ($339,055), and cash and cash items ($241,464), (2) Broad-Atlantic Associates’ current assets consist of property and equipment ($282,444), prepaid expenses and other current assets (-$12,098), and intercompany loans, and (3) Rafael Holdings Realty’s sole current assets consist of its interests in IDT RE Holdings and Broad-Atlantic Associates. After accounting for liabilities associated with intercompany loans, the present value of Rafael’s investment in real estate through Rafael Holdings Realty as of the date hereof is $1,661,808.9

Rafael. As a preliminary point, as noted above, as of the date hereof, Rafael has converted approximately $63,264,841 of assets that were invested in corporate bonds, U.S. treasury bills, and U.S. agency bonds (and that constituted the “available-for-sale securities” line item on the July 31, 2024 consolidated balance sheets) into cash and now held in a bank account at HSBC, and expressly not invested in securities of any kind. Counting such assets, Rafael holds approximately $64,047,462 in cash and cash equivalents that constitute “cash items” as used under the 1940 Act and the inadvertent investment company definition.

With respect to the entities identified, Rafael owns (1) approximately 31% of Cyclo, (2) 100% of Barer, (3) approximately 60% of Cornerstone,10 (4) approximately 68% of Rafael Medical Devices, (5) approximately 84% of Day Three, (6) approximately 95% of LipoMedix and (7) 100% of Rafael Holdings Realty. Based on this ownership, while Cyclo presently is treated as not being a majority-owned subsidiary for the purposes of the 40% test, each of Barer (and indirectly Farber), Cornerstone (via Pharma Holdings), Rafael Medical Devices, Day Three, LipoMedix and Rafael Holdings Realty is treated as a majority-owned subsidiary (and one which is neither an investment company nor relying upon the exemptions provided by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act) of Rafael for the purposes of the 1940 Act.

[8]	This includes the appraised value, dated August 12, 2024, prepared by a third-party real estate appraisal firm with respect to Rafael’s commercial real estate asset at 5 Shlomo Levy St., Har Hotzvim, Jerusalem.
[9]	As with Rafael’s investments in LipoMedix and Day Three, there was a reduction in total net asset value of Rafael’s investment Rafael Holdings Realty as a result of the treatment of additional paid in capital. Please see footnote 5 regarding such treatment and outcome.
[10]	Rafael owns 90% of Pharma Holdings, LLC, which in turn owns 50% of CS Pharma Holdings, LLC, and is the largest owner of each. Further, Pharma Holdings, both via direct investment and through CS Pharma Holdings, owns 67% of Cornerstone. Neither Pharma Holdings nor CS Pharma Holdings has any assets other than their respective interests in Cornerstone and, in the case of Pharma Holdings, in CS Pharma Holdings. Consequently, Pharma Holdings is not an investment company or relying on the exemptions provided by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, passing the 40% test, and each such entity, as well as Cornerstone via such entities, is a majority-owned subsidiary of Rafael. We have condensed this analysis in the statements above as Cornerstone is the only operating entity with assets in this group of companies.

Securities and Exchange Commission

November 21, 2024

Based on the foregoing, as of the date hereof, Rafael’s unconsolidated assets consist of the following:

Investments – Cyclo	$12,009,630
Convertible note receivables, due from Cyclo	$5,192,000
Investments – Hedge Funds	$2,547,280
Property and equipment, net	$4,736
Accounts receivable	$1,700
Interest receivable	$515,105
Prepaid expenses and other current assets	$105,403
Other assets	$32,315
Intercompany Loans	$20,559,201
Investments – Cornerstone	$55,016,514
Investment – Israel Real Estate (Rafael Holdings Realty)	$1,661,808
Investment – LipoMedix	($1,688,067)
Investment – Day Three	($976,766)
Cash and cash equivalents	$64,047,462
Total	$159,028,321

Based on the foregoing, the first three line items (Investments – Cyclo, Convertible note receivables, due from Cyclo, and Investments – Hedge Funds, which total $19,748,910) constitute Rafael’s investments in investment securities. Further, the final line item (totaling $64,047,462) constitute cash items and, thus, are excluded from both the numerator and denominator of the 40% test under the inadvertent investment company definition. The remainder of the unconsolidated assets constitute neither investment securities nor Government securities or cash items. As a result, for the purposes of the 40% test, as of the date of this letter the numerator is $19,748,910 and the denominator is $94,980,859, resulting in 20.79% of Rafael’s total assets, excluding Government securities and cash items, on an unconsolidated basis being invested in investment securities.11

Conclusion. Based on the foregoing, as of the date of this letter, Rafael passes the 40% test in that not more than 40% of its total assets, excluding Government securities and cash items, on an unconsolidated basis are invested in investment securities. This result, in connection with the fact that Rafael is not an intentional investment company (on the basis of its statements, actions, and assets) and is not a face-amount certificate company, Rafael is not, as of the date hereof, an “investment company” under the 1940 Act.

[11]	For the reasons discussed above, if Rafael used net asset value (without reduction for negative paid in capital) as the value of its interests in LipoMedix, Day Three, and Rafael Holdings Realty, this result would be an even lower percentage of Rafael’s unconsolidated total assets (excluding Government securities and cash items).

Securities and Exchange Commission

November 21, 2024

A Further Statement on Cornerstone. As alluded to above, the treatment of Rafael’s interest in Cornerstone is significantly different when reviewed on an unconsolidated basis compared to the treatment of such interest in Rafael’s consolidated financial statements. As described in the 10-K, Rafael, Cornerstone, and various other security holders of Cornerstone agreed to various transactions that effected a recapitalization and restructuring of Cornerstone’s equity and debt, resulting in Rafael becoming the primary beneficiary of Cornerstone and consolidating Cornerstone into Rafael’s financial statements. In this transaction, Rafael was determined to be the accounting acquirer of Cornerstone and treated the restructuring as an asset acquisition of a variable interest entity (“VIE”) that did not meet the definition of a business, as more than 90% of the value of Cornerstone’s assets was concentrated in one, single asset (the in-process research and development asset associated with its lead development candidate CPI-613® or devimistat). This resulted in the recording of an in-process research and development expense (rather than capitalization of an in-process research and development asset as the in-process research and development asset did not have an alternative use in accordance with US GAAP) of approximately $89,861,000 at the acquisition date of March 13, 2024. However, when viewing each of Cornerstone’s and Rafael’s assets on an unconsolidated basis, the value of such asset is considered to be an asset of Cornerstone and, consequently, forms a part of the equity value of Cornerstone held by Rafael on an unconsolidated basis. Accordingly, for the purposes of the 40% test, Rafael has included the fair value of Rafael’s 67% ownership interest in Cornerstone’s common stock based on the equity valuation of Cornerstone performed as of the acquisition date (March 13, 2024) that valued Cornerstone’s equity at $55,016,214.

A Further Statement on Cyclo. As noted in the S-4 registration statement, Rafael and Cyclo have submitted a joint proxy statement related to the August 21, 2024 Agreement and Plan of Merger pursuant to which, in a multi-step process, Cyclo is planned to become a wholly-owned subsidiary of Rafael. Upon the consummation and completion of such merger, Cyclo would become a wholly-owned subsidiary of Rafael (and a “majority-owned subsidiary” for the purposes of the 40% test) and, based on Rafael’s understanding that Cyclo does not meet the definition of an “investment company” under the 1940 Act (as it owns no securities, does not intend to invest in securities or investment securities, and has not issued, does not propose to issue, and does not have outstanding any face-amount certificates of an installment type) and is not relying on the exemptions provided by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, any and all securities of and issued by Cyclo will cease to constitute investment securities for the purposes of the 40% test. On a pro forma basis, were Cyclo to be wholly-owned today, Rafael would have only $2,547,280 invested in investment securities, an amount that is less than 2.5% of Rafael’s total assets, excluding Government securities and cash items, on a pro forma unconsolidated basis.

Securities and Exchange Commission

November 21, 2024

Background of the Merger, page 46

15. You state that in April 2023, “through a business associate of a member of management of Cyclo, Rafael was put in contact with the Cyclo management team. On May 2, 2023, Rafael entered into a Securities Purchase Agreement with Cyclo.” Please disclose the name of the business associate and whether they will be a member of the combined company’s management team upon completion of the merger.

Response: Since October 2019, Rafael has secured the services of David Blech, an independent consultant, to provide consulting services to source business development opportunities in the biopharma industry. Rafael pays a flat quarterly cash fee to a consulting firm identified by Mr. Blech for such services. In April 2023, Mr. Blech reached out to the CEO of Cyclo on an unsolicited basis to introduce Cyclo to Rafael. Neither Mr. Blech nor any person related to the consulting firm has been, is not currently, and will not be following consummation of the Merger, a member of management of Rafael or the Surviving Entity.

Following the initial investment by Rafael in Cyclo, on May 11, 2024, Cyclo also retained the aforementioned consulting firm to provide it with advisory services. Cyclo pays the consulting firm a quarterly cash fee and issued options to the firm in connection with the engagement. The consulting arrangements are not material to Rafael or Cyclo.

The disclosure in the Background of the Merger section has been updated on page 49 of the Prospectus to add this additional disclosure.

16. Please revise this section to provide more detail regarding the negotiation of the terms of the transaction between Rafael and Cyclo, including details of the “economics of Rafael’s Merger proposals”, “the key economic terms of Rafael’s Merger proposal”, exchanged term sheets and drafts of the Merger Agreement. In this regard we note mentions of the terms starting on page 53 with no information regarding revisions to such terms after negotiations or discussions between the parties and their representatives.

Response: The Background of the Merger section has been updated on pages 52 through 59 of the Prospectus to address this comment.

Opinion of Financial Advisor to the Cyclo Special Committee, page 62

17. We note that the consent of Casset Salpeter & Co., LLC (“CS”) filed as Exhibit 99.6 states that the “foregoing consent applies only to the Registration Statement being filed with the Securities and Exchange Commission today and not to any amendments or supplements to the Registration Statement, and our opinion is not to be filed with, included in or referred to in whole or in part in any other registration statement (including any amendments to the above-mentioned Registration Statement), proxy statement or any other document, except in accordance with our prior written consent.” Please include disclosure in the registration statement that CS consents to the use of the opinion for purposes of the registration statement and file an updated consent with each amendment to the registration statement, or remove the language indicating that such consent may not be used in relation to amendments.

Response: We have revised the disclosure in the Registration Statement to provide that CS consents to the use of its opinion for purposes of the Registration Statement. In addition, a revised consent has been filed as Exhibit 99.6 to the Registration Statement with the Amendment.

Securities and Exchange Commission

November 21, 2024

18. We note that for purposes of CS’s analyses and opinions, CS, at the Cyclo Special Committee’s direction, assumed that the Exchange Ratio would be 0.3179x. Elsewhere you disclose that the Exchange Ratio was initially estimated to be 0.3112. Please revise your disclosure to explain this discrepancy.

Response: For purposes of CS’s opinion and underlying financial analyses, CS assumed, at Cyclo’s direction, that the Exchange Ratio would be 0.3179 based on Cyclo’s best estimate of the Exchange Ratio as of the date CS prepared its opinion using the information available to it at the time. Cyclo and Rafael calculated the Exchange Ratio on a different date with updated information for use in the Prospectus. Given the changing nature of the variables making up the Exchange Ratio, the final Exchange Ratio will not be known until closing of the Merger transaction. The disclosure in the Prospectus has been updated on page 57 to clarify this point.

19. We note your disclosure that, in arriving at its fairness opinion, CS reviewed financial projections with respect to the future financial performance of Cyclo for the years ending December 31, 2024, through December 31, 2036, prepared by management of Cyclo and other internal financial information furnished to CS by or on behalf of Cyclo. Please disclose the financial projections and other financial information furnished to CS and discuss the bases for and methods used to arrive at the fairness determination. See Item 4(b) of Part I of Form S-4 and Item 1015(b)(6) of Regulation M-A.

Response: The financial projections with respect to the future financial performance of Cyclo for the years ending December 31, 2024 through December 31, 2036, prepared by management of Cyclo and reviewed by CS in arriving at its opinion, have been included in the Prospectus in a new section entitled “Certain Unaudited Financial Projections of Cyclo.”

Interests of Certain Persons in the Transaction, page 70

20. Please include the percentage of shares of Cyclo common stock and vested options held by William Conkling in addition to including the number of shares and options on pages 70 and 71.

Response: We have revised the disclosures on pages 73 and 74 of the Prospectus to include the percentages of shares of Cyclo common stock and vested options held directly by William Conkling.

Existing Cyclo Executive Employment Agreements, page 71

21. Please expand your disclosure that the “Surviving Entity shall have entered into written employment agreements with each of the executive officers of Cyclo and certain other persons on the same or better terms as those contained in their current employment agreements with Cyclo” to provide details on how these agreements will be improved. Please also file these employment agreements as exhibits.

Response: The employment agreements are still being discussed and the forms thereof have not been finalized. We have revised the disclosure on page 75 of the Prospectus to include the anticipated terms of the employment agreements and expected changes from the current agreements between the individuals and Cyclo.

Securities and Exchange Commission

November 21, 2024

Incorporation of Certain Information by Reference, page 137

22. We note that Rafael filed a Form NT 10-K on October 30, 2024, indicating that it plans to file its Form 10-K for the fiscal year ended July 31, 2024, on or before the fifteenth calendar day following the prescribed due date. We also note that the Form S-4 will forward incorporate by reference this Form 10-K based on the language included on page 138. Please note that we may have comments on the disclosure contained in the Form 10-K once filed.

Response: Rafael filed its Form 10-K for the fiscal year ended July 31, 2024 with the Commission on November 7, 2024. We acknowledge that the Staff may have comments on the disclosures set forth therein.

23. Please note that certain comments on Cyclo’s Form 10-K for the year ended December 31, 2023, are both included herein and will be issued under separate cover. In the event the registration statement is not declared effective, these comments should be addressed in the Form 10-K itself.

Response: We acknowledge the comment of the Staff and note that, on November 7, 2024, Cyclo filed correspondence with the SEC in response to the comments of the Staff on its Form 10-K for the year ended December 31, 2023. Those same responses are included herein where appropriate.

24. We note the statement contained in Cyclo’s Form 10-K that has been incorporated by reference into the registration statement that Cyclo believes there is a perceived barrier to entry into the cyclodextrin industry because of the lack of general experience with cyclodextrins. Please reconcile this statement with the disclosure on page 19 of the Form 10-K that “[i]n Japan, at least twelve preparations are now marketed which contain cyclodextrins; there are also multiple products in Europe and the United States.”

Response: Cyclo provided updated disclosure in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 13, 2024 and will include such disclosure in future SEC filings to read as follows: “Cyclo is pioneering the use of cyclodextrins as an active pharmaceutical ingredient (API). While there are multiple suppliers of industrial and excipient grade cyclodextrins, we remain the only company engaged in the development of cyclodextrin therapy to treat disease.” At the same time, in future SEC filings, Cyclo will be amending the disclosure you noted on page 19 to clarify that the Japanese pharmaceutical preparations contain cyclodextrins as an excipient.

25. In relation to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2023, compared to the year ended December 31, 2022, contained in Cyclo’s Form 10-K, please expand your disclosure to discuss the reasons why your revenue from the sales of Trappsol HPB and other Trappsol products decreased 24% and 18%, respectively, from fiscal year 2022 to fiscal year 2023.

Response: Cyclo provided updated disclosure in the Management’s Discussion and Analysis of Financial Condition and Result of Operations section of Cyclo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 13, 2024 and will include such disclosure in future SEC filings to read as follows: “Sales of cyclodextrin are very volatile and hard to predict. The decrease in revenue was caused by a reclassification of revenue derived from compassionate sales of Trappsol HPB.” We also note that Cyclo deems the dollar amounts behind the percentages identified for fiscal years 2022 and 2023 to be immaterial to the financial condition and results of operations of Cyclo for those years.

Exhibits

26. We note the consent from WithumSmith+Brown states that it consents to the incorporation by reference in your Registration Statement on Form S-4 of its report dated March 17, 2024 relating to the consolidated financial statements of Cyclo Therapeutics, Inc., as of and for the year ended December 31, 2023. However, the audit report dated March 17, 2024 relates to the consolidated financial statements of Cyclo Therapeutics, Inc. as of and for the two years ended December 31, 2023 and 2022. Please obtain a revised consent from WithumSmith+Brown, and include it with the next amendment to your filing.

Response: A revised consent of WithumSmith+Brown has been filed with the Amendment.

* * *

Securities and Exchange Commission

November 21, 2024

Rafael acknowledges that Rafael and its management are responsible for the adequacy and accuracy of the disclosure in the filings of the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ William Conkling
William Conkling
Chief Executive Officer

cc:	Daniel Gordon	Alison Newman
	Tamika Sheppard	Sarah Hewitt
	Laura Crotty	N. Scott Fine
	Dov Schwell	Joshua Fine